BREADBELLY LLC
Profit & Loss
January through December 2023

	Jan - Dec 23
Ordinary Income/Expense	
Income	
Grant	10,000.00
Sales	662,485.14
Sales Non-Taxable	943,770.97
Total Income	1,616,256.11
Cost of Goods Sold	
Cost of Goods Sold	373,993.11
Total COGS	373,993.11
Gross Profit	1,242,263.00
Expense	
Amortization	0.00
Automobile Expense	1,021.23
Bank Service Charges	56,329.33
Contract Labor	2,909.90
Depreciation Expense	0.00
Dues and Subscriptions	1,708.61
Equipment < $2500	499.64
Equipment Leasing/Rental	16,132.09
Gifts	13,940.43
Insurance Expense	40,493.47
Interest Expense	533.67
Internet	782.95
Job Listing	1,050.00
Legal Fees	340.00
Licenses and Permits	5,495.00
Meals & Dining	1,809.30
Office Supplies	2,024.37
Parking	18.66
Payroll Expenses	545,140.84
Payroll Expenses Officer	75,000.00
Payroll Service Fee	729.75
Payroll Tax Expenses	68,417.77
Pest control	2,970.00
Postage	510.00
Printing	91.14
Professional Fees	17,940.00
Rent Expense	64,500.00
Rent Expense - Pier 70	0.00
Rent Office	30,000.00
Repairs and Maintenance	2,371.48
Security	0.00
Supplies	77,211.86
Taxes	2,037.66
Telephone Expense	2,963.56
Travel	344.82
Uniforms	8,884.22
Utilities	29,741.10
Total Expense	1,073,942.85
Net Ordinary Income	168,320.15
Other Income/Expense	

BREADBELLY LLC
Profit & Loss
January through December 2023

	Jan - Dec 23
Other Income	
Cash Rewarads	714.90
Contest Winnings	497.00
ERC Credit Refund	0.00
ERC Credit Refund Interest	0.00
Interest Income	191.63
Tips Collected	160,713.36
Tips Paid Out	-158,467.53
Total Other Income	3,649.36
Other Expense	
ERC Contract Labor	0.00
Non Deductible Expenses	0.00
Total Other Expense	0.00
Net Other Income	3,649.36
Net Income	**171,969.51**

BREADBELLY LLC
Balance Sheet
As of December 31, 2023

	Dec 31, 23
ASSETS	
Current Assets	
Checking/Savings	
Cash in Drawers	-7.43
First Internet Bank	16,353.70
Technology Credit Union	26.03
Wells Fargo Checking 1147	17,111.99
Wells Fargo Saving 1990	28,734.32
Total Checking/Savings	62,218.61
Other Current Assets	
A/R-Toast	28,172.23
Cash Receivable Toast	1,699.00
Prepaid Pass Through Tax	10,445.00
Prepaid State Tax	2,394.00
Shopify Receivable	208.04
Total Other Current Assets	42,918.27
Total Current Assets	105,136.88
Fixed Assets	
2018 Equipment	84,915.94
2018 Equipment A/D	-71,015.00
2018 Furniture	24,692.64
2018 Furniture A/D	-20,650.00
2018 Goodwill	53,601.89
2018 Goodwill A/D	-19,950.00
2018 Leasehold Improvements	25,478.20
2018 Leasehold Improvements A/D	-10,997.00
2019 Fixed Assets	4,653.43
2019 Fixed Assets A/D	-4,653.43
2019 Furniture	4,003.51
2019 Furniture A/D	-4,003.51
2019 Improvements	7,582.50
2019 Improvements A/D	-962.00
2021 Fixed Assets	15,977.16
2022 Fixed Assets	0.00
2023 Fixed Assets	6,446.36
Pier 70 Improvements	
2022 Pier 70 Improvements	9,300.00
2023 Pier 70 Improvement	32,977.00
Landlord	-33,290.69
Total Pier 70 Improvements	8,986.31
Total Fixed Assets	104,107.00
Other Assets	28,525.20
TOTAL ASSETS	**237,769.08**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	19,101.81
Total Accounts Payable	19,101.81
Credit Cards	
Credit Card	3,061.89
First Bankcard 3610	6,016.92
First Bankcard 8854	1,325.48

BREADBELLY LLC
Balance Sheet
As of December 31, 2023

	Dec 31, 23
First Bankcard 9403	26.02
Total Credit Cards	10,430.31
Other Current Liabilities	
Gift Card Payable	7,846.28
Payroll Tax Liabilities	26,009.94
Sales Tax Payable	4,422.00
Total Other Current Liabilities	38,278.22
Total Current Liabilities	67,810.34
Long Term Liabilities	
Loan from m2 Equipment Finance	21,272.11
Total Long Term Liabilities	21,272.11
Total Liabilities	89,082.45
Equity	148,686.63
TOTAL LIABILITIES & EQUITY	**237,769.08**

BREADBELLY LLC
Statement of Cash Flows
January through December 2023
Unaudited, NOT Reviewed or Compiled

	Jan - Dec 23
OPERATING ACTIVITIES	
Net Income	$110,554.87
Adjustments to reconcile Net Income	
to net cash provided by operations:	
A/R-Toast	(13,992.48)
Cash Receivable Toast	(1,036.97)
Prepaid Pass Through Tax	5,384.00
Prepaid State Tax	800.00
Shopify Receivable	(208.04)
Accounts Payable	4,749.82
Credit Card:WF Credit Card 3060/5204	517.99
Credit Card:WF Credit Card 5418	(969.20)
Credit Card:WF Credit Card 7666	(171.02)
First Bankcard 3610	6,016.91
First Bankcard 8854	1,325.48
First Bankcard 9403	26.02
Gift Card Payable	4,123.04
Payroll Tax Liabilities	25,407.11
Sales Tax Payable	1,391.99
Wells Fargo LOC 5865	(9,029.57)
Net cash provided by Operating Activities	134,889.95
INVESTING ACTIVITIES	
2018 Equipment A/D	7,414.00
2018 Furniture A/D	2,156.00
2018 Goodwill A/D	3,573.00
2018 Leasehold Improvements A/D	1,609.00
2019 Improvements A/D	194.00
2021 Fixed Assets:2021 Bread Proofer A/D	1,409.00
2021 Fixed Assets:2021 Equipment A/D	1,410.00
2021 Fixed Assets:2021 Furniture1 - A/D	1,372.00
2021 Fixed Assets:2021 Ice Machine A/D	850.00
2021 Fixed Assets:2021 Mixer A/D	1,351.00
2023 Fixed Assets:2023 Equipment	(2,660.23)
2023 Fixed Assets:2023 Equipment - A/D	2,185.00
2023 Fixed Assets:2023 Equipment1	(30,958.13)
2023 Fixed Assets:2023 Equipment1 - A/D	24,987.00
Pier 70 Improvements:2023 Pier 70 Improvement	(32,977.00)
Pier 70 Improvements:Landlord	33,290.69
Net cash provided by Investing Activities	15,205.33

	Jan - Dec 23
FINANCING ACTIVITIES	
Loan from m2 Equipment Finance	21,272.11
Clement Draws	(40,555.50)
James Draws	(40,669.01)
Katherine Draws	(40,555.50)
Loan from Campecino	1,097.07
Loan from Clement	17.27
Loan from Wong	(57.92)
Net cash provided by Financing Activities	(99,451.48)
Net cash increase for period	50,643.80
Cash at beginning of period	12,519.26
Cash at end of period	**$63,163.06**